Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

ICAD, INC.

Adopted in accordance with the provisions of Section 242

of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of iCAD, Inc. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by striking out the first sentence of Article FOURTH thereof and by substituting in lieu thereof a new first sentence reading as follows:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is Eighty Six Million (86,000,000), of which Eighty Five Million (85,000,000) shares shall be Common Stock, par value $.01 per share (“Common Stock”), and One Million (1,000,000) shares shall be Preferred Stock, par value $.01 per share (“Preferred Stock”). The presently issued and outstanding shares of Common Stock, exclusive of treasury stock, shall be combined in the ratio of one (1) share of Common Stock for each five (5) shares of Common Stock currently issued and outstanding. Such combination shall not change the number of shares of capital stock which the Corporations shall have authority to issue as set forth in this Certificate of Amendment of Certificate of Incorporation nor shall it affect the rights or preferences of the holders of Common Stock now issued and outstanding.”

2. That such amendment has been duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders.

3. That such amendment shall be effective on August 15, 2012 at 4:15 P.M. Eastern Daylight Time.

Dated: August 10, 2012

iCAD, INC.

By:	/s/ Kevin C. Burns
Name: Kevin C. Burns
Title: Executive Vice President of Finance, Chief Financial Officer